THE VERY GOOD FOOD COMPANY ANNOUNCES THE RECEIVERSHIP ORDER, SUSPENSION OF TRADING AND BOARD MEMBER RESIGNATION

Vancouver, British Columbia (January 17, 2023) - The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: OSI) ("VERY GOOD" or the "Company") announces that, on January 16, 2023, the Company was placed into receivership pursuant to an Order of the Supreme Court of British Columbia.  BDO Canada Limited (the "Receiver") was appointed as the Receiver and will shortly be commencing a sales process to solicit bids for the assets or a restructuring of the Company.  During the receivership, the Company will continue to operate and a buyer will be sought for the Company on a going concern basis.

In connection with the appointment of a receiver, the TSX Venture Exchange (the "TSXV") will suspend trading in the Company's securities. The TSXV will proceed to delist the Company for Failure to Maintain Exchange Requirements. Further, the Company requested that the (NASDAQ: VGFC) be halted.

For further information, shareholders should consult the Receiver's website, which is anticipated to go live early next week:

https://www.bdo.ca/en-ca/services/advisory/debt-and-financial-recovery-services/corporate-restructuring

VERY'S remaining board director Parimal Rana resigned effective upon granting of the Receivership Order.

About The Very Good Food Company Inc.

The Very Good Food Company Inc. is a plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD's core brands: The Very Good Butchers and The Very Good Cheese Co. www.verygoodfood.com.

ON BEHALF OF THE VERY GOOD FOOD COMPANY INC.

Parimal Rana

Chief Executive Officer

Phone: 855 472-9841

Email: parimal.rana@verygoodbutchers.com

Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws in Canada and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as "forward-looking information"), for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking information may be identified by words such as "plans", "proposed", "expects", "anticipates", "intends", "estimates", "may", "will", and similar expressions. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information.  For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD's most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the Form 20-F filed with the SEC on May 26, 2022 and available at www.sec.gov.  The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available.  Any forward-looking information speaks only as of the date of this news release. VERY GOOD undertakes no obligation to publicly update or revise any forward-looking information whether because of new information, future events or otherwise, except as otherwise required by law.  The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq Stock Market LLC, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release.

None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.